China Technology Launches the Re-designed Website Introducing Its New Solar Energy Business

HONG KONG — October 23, 2007, China Technology Development Group Corporation (NASDAQ: CTDC; “CTDC” or “the Company”), a provider of renewable energy solutions and network security focusing in the solar energy business in China, today launched its redesigned and updated corporate website http://www.chinactdc.com, introducing the Company’s solar energy business following the 2007 AGM successfully convened on October 19, 2007.

The redesigned website marks a dramatic improvement in the appearance, navigability, and accessibility. It provides a comprehensive platform for introducing CTDC’s new solar energy business and products.

Commenting on the updated website, Stephan Yao, General Manager of CTDC’s PR & IR Department, said, “Our goal for redesigning the corporate website is to offer our existing and potential stakeholders comprehensive information on how CTDC is committed to becoming a leading renewable energy solution provider in China. We hope, with regular updates in the future, the website will become an essential and informative resource for people wishing to learn about CTDC.”

About CTDC:
CTDC is a provider of renewable energy solutions and network security focusing in the solar energy business in China. CTDC’s ultimate principal shareholder is China Merchants Group (www.cmhk.com), one of the biggest state-owned conglomerates in China. For more information, please visit our website at www.chinactdc.com.

Forward-Looking Statement Disclosure:
This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.